Form N-SAR
Item 77 C
Submission of Matters to a Vote of Security Holders
The RBB Fund, Inc.

A Special Meeting of Shareholders of The RBB Fund, Inc.'s
(the "Company") Money Market Portfolio (the "Portfolio") was held on October 20, 2006, as reconvened on November 28, 2006 and December 15, 2006 (the "Meeting"). The following proposal was submitted for a vote of the Portfolio's shareholders at the Meeting:

      1. Approval of the Investment Advisory and
Administration Agreement between BlackRock Institutional
Management Corporation ("BIMC") and the Company, on behalf of the Portfolio (the "Agreement").

With respect to the proposal, the following votes were received:


NAME OF FUND                  FOR            AGAINST           ABSTAIN
The RBB Fund, Inc.-
Money Market Portfolio   70,121,805.420    3,080,660.660    9,487,268.350

Based on the votes received, the Agreement was approved by shareholders of the Portfolio.